Via Facsimile and U.S. Mail
Mail Stop 6010

October 30, 2007

Neil M. Kurtz
President and Chief Executive Officer
TorreyPines Therapeutics, Inc.
11085 North Torrey Pines Road, Suite 300
La Jolla, CA 92037

Re: TorreyPines Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007
File Number: 000-25571

Dear Mr. Kurtz:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief